Exhibit 99.1

Annual General Meeting in Forward Pharma A/S

NOTICE TO CONVENE ANNUAL GENERAL MEETING

The annual general meeting in Forward Pharma A/S will be held on

Friday 6 May 2016 at 2.00 pm (CET)

at the company’s premises, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

AGENDA

(a)         The board of directors’ report on the company’s activities in the past financial year.

(b)         Presentation and adoption of the audited annual report.

(c)          Covering of loss according to the adopted annual report.

(d)         Discharge of the board of directors and the management board.

(e)          Election of members to the board of directors, including amendment of the articles of association:

(e)(i)                  Increase of the maximum number of board members.

(e)(ii)               Election of members to the board of directors.

(f)           Appointment of auditor.

(g)          Proposals from the board of directors:

(g)(i)                  Increase and amendment of the board of directors’ authorization to issue warrants that allow for subscription of shares at a subscription price that may be lower than the market price.

(g)(ii)               Alternatively, if the proposal under item (g)(i) is not adopted: New authorization to the board of directors to issue warrants that allow for subscription of shares at a subscription price that equals or exceeds the market price.

(g)(iii)            Reduction of the board of directors’ authorization to increase the company’s share capital.

(h)         Any other business.

ELABORATION ON ITEMS ON THE AGENDA

Item (b):

The board of directors proposes that the audited annual report for 2015 is adopted by the general meeting.

Item (c):

The board of directors proposes that the loss of USD 51.065 million for the accounting year 2015 be carried forward by transfer to the accumulated deficit.

Item (d):

The board of directors proposes that the discharge of the board of directors and the management board is approved.

Item (e):

(e)(i):

The board of directors proposes that the maximum number of board members, as specified in the articles of association, is increased from six to seven board members.

The amended article 10.2 will be worded as follows: “The board of directors consists of not less than three and not more than seven members elected by the general meeting.”

(e)(ii):

Election of members to the board of directors will take place subsequent to the general meeting’s resolution on the proposed amendment of article 10.2 under item (e)(i).

Item (f):

According to clause 13.1 of the articles of association, the company’s auditor is elected for a term of one year. The board of directors proposes that Ernst & Young P/S, CVR-no. 30700228, is re-elected.

Item (g):

(g)(i):

The board of directors proposes that the authorization given to the board of directors in article 3.2 of the articles of association to issue warrants and the corresponding underlying shares (at a share subscription price that may be lower than the market price) to employees, members of the management, members of the board of directors, and consultants is (i) increased by 1,500,000 warrants and underlying shares and (ii) expanded to allow the issuance of new warrants in replacement of existing warrants held by former employees, members of the management, members of the board of directors and consultants. The amended article 3.2 will be worded as follows:

“In the period until 1 June 2019, the board of directors is authorized, in one or more rounds, without pre-emption rights for the company’s existing shareholders, to issue up to 5,340,000 warrants, which each entitles the holder to subscribe for one share of nominally DKK 0.10, to the company’s employees, members of the management, members of the board of directors, and consultants and/or employees, members of the management, members of the board of directors and consultants of its subsidiaries. The board of directors may also use this authorization to issue new warrants in replacement of existing, unexercised warrants held by former employees, members of the management, members of the board of directors and consultants of the company and its subsidiaries. The board of directors is further authorized to implement the capital increases required for this purpose by up to nominally DKK 534,000 shares, i.e. up to 5,340,000 shares of nominally DKK 0.10 each. The subscription price for the new shares that may be subscribed for by exercise of the warrants in question shall be fixed by the board of directors and may be lower than the market price at the time of issue of the warrants. Other terms and conditions for the warrants, which can be issued by the board of directors according to the authorization, shall be fixed by the board of directors.”

The purpose of the proposal is to ensure that the board of directors has sufficient flexibility to incentivize employees, members of the management, members of the board of directors, and consultants and to replace existing, unexercised warrants held by former employees, members of the management, members of the board of directors, and consultants with new warrants, if deemed appropriate and in the best interest of the company by the board of directors.

(g)(ii):

Alternatively, and only if the proposal under item (g)(i) is not adopted, the board of directors proposes that the board of directors is granted a new authorization to issue up to 1,500,000 warrants and the corresponding underlying shares (at a share subscription price that may not be lower than the market price) to employees, members of the management, members of the board of directors, and consultants. The new authorization, which will be inserted as a new article 3.2A, will be worded as follows:

“In the period until 1 May 2021, the board of directors is authorized, in one or more rounds, without pre-emption rights for the company’s existing shareholders, to issue up to 1,500,000 warrants, which each entitles the holder to subscribe for one share of nominally DKK 0.10, to the company’s employees, members of the management, members of the board of directors, and consultants and/or employees, members of the management, members of the board of directors and consultants of its subsidiaries. The board of directors is further authorized to implement the capital increases required for this purpose by up to nominally DKK 150,000 shares, i.e. up to 1,500,000 shares of nominally DKK 0.10 each. The subscription price for the new shares that may be subscribed for by exercise of the warrants in question shall be fixed by the board of directors but may not be lower than the market price at the time of issue of the warrants. Other terms and conditions for the warrants, which can be issued by the board of directors according to the authorization, shall be fixed by the board of directors.”

As a consequence, article 3.3, first sentence, will be amended and worded as follows: “For shares issued pursuant to the authorizations in article 3.2 and 3.2A the following shall apply…”

(g)(iii)

The board of directors proposes that the authorization given to the board of directors in article 3.6 of the articles of association to increase the company’s share capital is reduced by a nominal amount of DKK 2,500,000 to the effect that article 3.6 will be worded as follows:

“The board of directors is authorised in the period until 1 October 2019 to resolve to increase the Company’s share capital in one or more issues by up to a total nominal amount of DKK 1,000,000 at a price determined by the board of directors, which may be lower than the market price.”

The purpose of the proposal is to align the scope of the authorization with the board of directors’ estimated maximum need for carrying out capital increases in the company pursuant to the authorization in the period until 1 October 2019.

Item (h):

No decisions or proposals can be adopted under item (h).

ADDITIONAL INFORMATION

Majority requirements

All proposals on the agenda may be adopted by a simple majority of votes, except for the proposal introduced under item (g)(i) of the agenda, which require a majority of at least nine-tens of the votes cast as well as at least nine-tens of the share capital represented at the general meeting, and the proposals introduced under items (e)(i), (g)(ii) and (g)(iii) of the agenda, which require a majority of at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the general meeting cf. clause 8 of the articles of association.

Share capital

The current share capital of the Company is DKK 4,687,173.40, divided into 46,871,734 shares of DKK 0.10 each. Each share of DKK 0.10 carries one vote.

Record date

The record date is Friday 29 April 2016 end of day (CET).

Participation and voting rights

The right of a shareholder to attend and vote at a general meeting is determined by the shares held by the shareholder at the record date.

The number of shares held by each shareholder at the record date shall be calculated based on (i) the number of shares registered in the company’s register of shareholders and (ii) any notification of ownership received by the company but not yet registered in the company’s register of shareholders.

Participation is conditional on the shareholder having obtained an admission card in due time.

How to obtain an admission card

Access to the annual general meeting is conditional on the shareholder having requested an admission card by Monday 2 May 2016 end of day (CET).

Admission cards for the annual general meeting may be obtained by:

•                  contacting Forward Pharma A/S by phone +45 33 44 42 42, or

•                  returning the attached request for admission card form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

How to submit a proxy

Proxies shall be submitted by Thursday 5 May 2016 end of day (CET).

Voting instructions by proxy may be completed and submitted by:

•                  returning the attached proxy form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

From shareholders unable to attend the annual general meeting, the board of directors would appreciate receiving a proxy to exercise the voting rights attached to the shares to know the shareholders’ view on the respective items on the agenda.

According to Danish law, a proxy issued to the board of directors for the annual general meeting is only valid if it is in writing.

How to vote by correspondence

Shareholders may vote by correspondence no later than Thursday 5 May 2016 end of day (CET) by:

•                  returning the attached voting by correspondence form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Votes by correspondence cannot be withdrawn.

Information on the website

Further information on the general meeting will be available on www.forward-pharma.com à ‘Investors’ until and including the date of the annual general meeting, including:

•                  The notice convening the general meeting;

•                  The total number of shares and voting rights on the date of the notice;

•                  The documents to be presented at the general meeting;

•                  The agenda and the complete proposals as well as the audited annual report (only  available from 15 April 2016);

•                 The forms to be used for voting by proxy or voting by correspondence.

11 April 2016

The board of directors of Forward Pharma A/S